Filed by The Shaw Group Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: The Shaw Group Inc.
Commission File No.: 001-12227

To:	All Shaw Employees

From:	Jim Bernhard Chairman, President and Chief Executive Officer The Shaw Group Inc.

Date: Re:	July 30, 2012 Shaw Signs Agreement to be Acquired by CB&I

Today, we announced Shaw has signed a definitive merger agreement to be acquired by CB&I.

As provider of a comprehensive range of solutions to customers in the energy and natural resource industries, CB&I is a leading engineering, procurement and construction company and a major process technology licensor.

The combination of CB&I and Shaw will create one of the world’s largest engineering and construction companies focused on the global energy industry. With approximately 50,000 employees, the combined company will be able to provide clients with a full range of complementary services across the entire energy spectrum.

CB&I plans to operate Shaw as a business sector under the brand name CB&I Shaw. This will enable the company to retain Shaw’s brand equity, and it will allow the combined organization to capitalize on the resources, capacity and best practices from each group for the benefit of all stakeholders.

This agreement does not impact Shaw’s Energy & Chemicals Group, which, as we previously announced, will be divested to Technip in the near future.

Watch a Video Message
I encourage you each to watch a short video on ShawNet for more details and answers to questions you may have about the transaction.
Attend All-Employee Meeting Today
We will host an all-employee meeting today at 11 a.m. Central time. If you are in Shaw Plaza in Baton Rouge, please plan to attend in person in the cafeteria. All others should join together in available meeting spaces to participate. Please make every effort to congregate so that each office and project location will have the highest available quality audio experience. Questions will be accepted from participants at the end of the meeting.

To access the audio meeting, please click here.

Continuing Excellence
We will keep you updated on the progress of the transaction throughout the next few months. In the meantime, it is critical that we remain on the path we are on and keep our company operating in the same manner we do today. I ask you each to keep your focus on your work, your projects and our customers and continue providing the best service and capabilities possible.

I am very proud of the great company we have built together. Each of you has played an important role in Shaw, and I believe you will continue to grow, prosper and add value as a vital part of the new CB&I organization.

This information is confidential and should not be distributed outside of the company. Disclosure of confidential company information is a violation of the Code of Conduct.

Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Chicago Bridge & Iron Company N.V. (“CB&I”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of The Shaw Group Inc. (“Shaw”) that also constitutes a prospectus of CB&I. CB&I and Shaw also plan to file other documents with the SEC regarding the proposed agreement. A definitive joint proxy statement/prospectus will be mailed to shareholders of Shaw. INVESTORS AND SECURITY HOLDERS OF SHAW ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about CB&I and Shaw, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CB&I will be available free of charge on CB&I’s internet website at www.cbi.com under the tab “Investor Relations” and then under the tab “SEC Documents” or by contacting CB&I’s Investor Relations Department at 832- 513-1200. Copies of the documents filed with the SEC by Shaw will be available free of charge on Shaw’s internet website at www.shawgrp.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Shaw’s Investor Relations Department at 225-987-7372.

Participants in the Solicitation
CB&I, Shaw, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Shaw in connection with the proposed transaction. Information about the directors and executive officers of Shaw is set forth in Shaw’s proxy statement for its 2012 annual meeting of shareholders, which was filed with the SEC on December 15, 2011. Information about the directors and executive officers of CB&I is set forth in CB&I’s proxy statement for its 2012 annual meeting of shareholders, which was filed with the SEC on March 22, 2012. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements
Statements set forth in this communication that are not historical facts, including statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future accretion to earnings per share, future market demand, future benefits to shareholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing), the attributes of Shaw as a subsidiary of CB&I and whether and when the transactions contemplated by the merger agreement will be consummated, are forward-looking statements within the meaning of federal securities laws. The words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could” or other similar expressions are intended to identify forward-looking statements, which are generally not historical in nature. These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the companies’ control, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements.

These risks and uncertainties include, but are not limited to: the failure of the shareholders of CB&I or the shareholders of Shaw to approve the merger; the risk that the conditions to the closing of the merger are not satisfied; the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; uncertainties as to the timing of the merger; competitive responses to the proposed merger; costs and difficulties related to the integration of Shaw’s businesses and operations with CB&I’s business and operations; the inability to or delay in obtaining cost savings and synergies from the merger; unexpected costs, charges or expenses resulting from the merger; litigation relating to the merger; the inability to retain key personnel; and any changes in general economic and/or industry specific conditions.

Shaw and CB&I caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Shaw’s and CB&I’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Shaw, CB&I, the proposed transaction or other matters and attributable to Shaw or CB&I or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Shaw nor CB&I undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Filed by The Shaw Group Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: The Shaw Group Inc.
Commission File No.: 001-12227

Shaw Signs Agreement to be Acquired by CB&I
Questions and Answers
July 30, 2012

 Transaction Overview:

Who is CB&I, and what do they do?
CB&I is one of the world’s leading EPC companies and a major process technology licensor. The company provides a comprehensive range of solutions to customers in the energy and natural resource industries. With approximately 20,000 employees and 80 locations worldwide, CB&I offers a full scope of services, from conceptual design and technology licensing, through engineering, procurement, fabrication and construction, to final commissioning and beyond – with a portfolio of aftermarket services.

CB&I’s operations are segmented into three business sectors:
●	Lummus Technology provides process technologies, catalysts and specialty equipment to the hydrocarbon processing industry
●	Project Engineering and Construction builds upstream and downstream oil & gas projects, LNG production and regasification terminals, and wide range of other energy related projects
●	Steel Plate Structures designs, fabricates and constructs storage tanks and containments vessels and their associated systems for the oil & gas, water & wastewater, mining and nuclear industries.

Why is CB&I acquiring Shaw? What is the rationale for the acquisition?
The combination of CB&I and Shaw will create one of the world’s largest engineering, procurement and construction (EPC) companies focused on the global energy industry. Shaw is a leading provider of EPC services to the energy sector with a focus on power generation, which complements CB&I’s standing as a leading designer and builder of energy infrastructure projects for the hydrocarbon sector.

The combined company of approximately 50,000 employees will be able to provide clients with a wide range of products and services across the entire energy spectrum, from proprietary technology to engineering, procurement, fabrication, construction and commissioning. CB&I has great respect for Shaw and its people, and we believe the combination will lead to growth opportunities across the entire energy sector.

Why is Shaw a good fit for CB&I? What are the synergies between the two businesses?
Although our companies target their expertise toward different end markets, the skills of the employees are transferable across the entire combined organization. By adding thousands of engineers and field personnel to CB&I’s global employee base, significant fabrication capacity to CB&I’s existing global footprint and relationships with energy sector clients throughout the world, we will now have an even greater ability to sell and execute the world’s largest energy infrastructure projects, regardless of type, scope, location or contracting methodology.

Key Messages and Comprehensive Q&A	1

Transaction Details

What regulatory approvals are required?
The acquisition is subject to regulatory approvals, including antitrust review under the Hart-Scott-Rodino Act, and other regulatory approvals, such as the Committee on Foreign Investment in the United States and the Nuclear Regulatory Commission. We are confident in our ability to work through the approval process.

What is the timeline for completion of the transaction?
This transition will take some time as there are regulatory and shareholder approvals required. The transaction currently is expected to close in the first calendar quarter of 2013.

Is there a plan if the transaction does not close?
Both CB&I and Shaw are confident the transaction will close. The value for all shareholders involved is significant, the opportunities for employees are substantial and the capabilities the combined company can offer our customers are substantial.

The transaction has been approved unanimously by both company’s boards of directors. Financing has been secured. The transaction is subject to regulatory approvals. The companies are largely complementary, and, as a result, we feel very comfortable this will be a smooth transaction.

Should the transaction not close for whatever reason, both companies will continue to operate independently as they do presently.

Integration of Companies

Will CB&I keep all of Shaw?
Yes, it’s a stock deal, so CB&I is acquiring all of Shaw, other than the Energy & Chemicals Group, which is being sold to Technip, and the 20 percent share of Westinghouse subject to the put option exercise, as previously announced.

Does this impact the sale of Shaw’s Energy & Chemicals Group to Technip?
This agreement does not impact Shaw’s Energy & Chemicals Group, which, as we previously announced, will be divested to Technip. The sale of Shaw’s Energy & Chemicals Group to Technip is expected to close by the end of fourth quarter fiscal year 2012.

How will the company be structured once the acquisition is finalized?
CB&I and Shaw are complementary businesses. CB&I intends to operate Shaw as a core “bolt-on” business sector operating under the CB&I umbrella. Shaw is expected to continue to focus on its existing markets, and its managers will actively remain engaged in the management of the business.

Will CB&I retain the Shaw brand name?
CB&I values the brand equity that Shaw has built during its 25 years of existence. Once the acquisition is finalized, the business sector encompassing Shaw’s products and services will go to market as CB&I Shaw. It is our belief the company will maintain a significant presence in most of the markets Shaw currently serves.

Current Projects and Work

How will the acquisition impact current and future projects?
We do not anticipate any significant changes in current projects. We ask our employees to maintain their focus on meeting our commitments to our clients. Going forward, the acquisition significantly will extend CB&I’s products, services and capabilities, better enabling the combined company to respond to the growing demand for energy infrastructure around the world. Both companies have good processes and systems, many of which are common. We will evaluate our respective platforms, with a goal of implementing best practices across both organizations.

Will we continue to bid work? What happens to our existing projects? Yes, Shaw will continue to bid work and execute its existing projects.

Key Messages and Comprehensive Q&A	2

Employment and Benefits

Will I still have a job? What is the impact to me?
CB&I highly values Shaw’s employees and believes employees are a critical component of the future success of the combined company. While we cannot promise there will be no redundancies, it appears there is very little duplication at most levels of the organization.

Will common functions be merged? Will there be staff reductions?
It appears both companies run lean operations, which explains in part why both have been successful in the marketplace. The combined company will have approximately $12 billion in revenues and $28-29 billion in backlog, and it takes a talented group of people to manage an operation of that size and complexity. While we cannot promise there will be no redundancies, it appears there is very little duplication at most levels of the organization.

What happens until the transaction is final? Will my job be the same?
Our business will continue to operate as it always has during the transition period. We will continue to work in the normal course of business on all projects with the same current customer and vendor contacts. It is critical we remain on the path we are on and keep our company operating in the same manner we do today. We should all keep our focus on our work, our projects and our customers and continue providing the best service and capabilities possible.

Will my pay and benefits be the same?
We don’t anticipate any immediate changes. Over time, the combined company will analyze the benefits structure within both companies and will drive toward an appropriate level of consistency across business sectors and geographies.

How will the benefits for the new Shaw employees compare?
At this time, there are still areas where the two companies need to learn about each other and determine best practices. CB&I constantly evaluates the compensation and benefits package offered to remain competitive in the marketplace and attract and retain the employees needed to drive business forward.

Will my years of service be recognized after the close of the transaction? Yes, service years will be recognized after the close of the transaction.

Office Locations

Where will the new company’s headquarters be located?
CB&I maintains its administrative headquarters in The Woodlands, Texas.

What will happen to all of Shaw’s current office locations?
Shaw has nearly 150 offices and fabrication facilities worldwide. While we don’t anticipate any significant changes in major office locations, as part of routine operations, both companies continually evaluate their real estate holdings around the world to provide the appropriate level of customer service in various geographies.

Other Information

I didn’t see my question answered. Who should I contact?
Please submit your question to shawoperations@shawgrp.com. Also, please continue to check the information  site on ShawNet for details and new announcements.

Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Chicago Bridge & Iron Company N.V. (“CB&I”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of The Shaw Group Inc. (“Shaw”) that also constitutes a prospectus of CB&I. CB&I and Shaw also plan to file other documents with the SEC regarding the proposed agreement. A definitive joint proxy statement/prospectus will be mailed to shareholders of Shaw. INVESTORS AND SECURITY HOLDERS OF SHAW ARE URGED TO READ THE JOINT PROXY

Key Messages and Comprehensive Q&A	3

STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about CB&I and Shaw, once such documents are filed with the SEC, through the website maintained by the SEC at httpi/www.sec.gov. Copies of the documents filed with the SEC by CB&I will be available free of charge on CB&I’s internet website at www.cbi.com under the tab “Investor Relations” and then under the tab “SEC Documents” or by contacting CB&I’s Investor Relations Department at 832-513-1200. Copies of the documents filed with the SEC by Shaw will be available free of charge on Shaw’s internet website at www.shawgrp.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Shaw’s Investor Relations Department at 225-987-7372.

Participants in the Solicitation
CB&I, Shaw, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Shaw in connection with the proposed transaction. Information about the directors and executive officers of Shaw is set forth in Shaw’s proxy statement for its 2012 annual meeting of shareholders, which was filed with the SEC on December 15, 2011. Information about the directors and executive officers of CB&I is set forth in CB&I’s proxy statement for its 2012 annual meeting of shareholders, which was filed with the SEC on March 22, 2012. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements
Statements set forth in this communication that are not historical facts, including statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future accretion to earnings per share, future market demand, future benefits to shareholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing), the attributes of Shaw as a subsidiary of CB&I and whether and when the transactions contemplated by the merger agreement will be consummated, are forward-looking statements within the meaning of federal securities laws. The words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could” or other similar expressions are intended to identify forward-looking statements, which are generally not historical in nature. These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the companies’ control, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements.

These risks and uncertainties include, but are not limited to: the failure of the shareholders of CB&I or the shareholders of Shaw to approve the merger; the risk that the conditions to the closing of the merger are not satisfied; the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; uncertainties as to the timing of the merger; competitive responses to the proposed merger; costs and difficulties related to the integration of Shaw’s businesses and operations with CB&I’s business and operations; the inability to or delay in obtaining cost savings and synergies from the merger; unexpected costs, charges or expenses resulting from the merger; litigation relating to the merger; the inability to retain key personnel; and any changes in general economic and/or industry specific conditions.

Shaw and CB&I caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Shaw’s and CB&I’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Shaw, CB&I, the proposed transaction or other matters and attributable to Shaw or CB&I or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Shaw nor CB&I undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Key Messages and Comprehensive Q&A	4

Filed by The Shaw Group Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: The Shaw Group Inc.
Commission File No.: 001-12227

Employee Video Script
Shaw Signs Agreement to be Acquired by CB&I July 30, 2012

I’m Jim Bernhard, chairman, president, CEO and founder of The Shaw Group.

25 years ago, Shaw began as a pipe fabrication company with just three employees, including myself.

We had a vision to become the best piping company in the world. Not the biggest, but the best. We grew beyond what anyone could believe.

Through a series of acquisitions and a strategy for growth, we became the number one pipe fabricator in the United States. We continued our growth by developing engineering and construction capabilities and expanding our business focus to include a wide range of innovative services.

Ultimately we became the best by putting together a terrific workforce that can compete and deliver with the very best in the world.

By the late 1990s, our revenues were increasing by more than three hundred percent each year.

Today, we are a leader in the many industries we serve, with almost 6 billion dollars in annual revenues, 27,000 employees in 150 locations around the world and a current backlog of more than 18 billion dollars.

Now it is time for our company to begin a new chapter in our story. This morning, we announced CB&I is acquiring The Shaw Group. I want to assure you that this change is a good thing for our company.

CB&I is one of the world’s leading engineering, procurement and construction companies and a major process technology licensor. They provide a comprehensive range of solutions to customers in the energy and natural resource industries.

The combination of CB&I and Shaw will create one of the world’s largest engineering and construction companies focused on the global energy industry.

External Video Script	1

With approximately 50,000 employees, the new, combined company will be able to provide clients with a full range of complementary services across the entire energy spectrum, from proprietary technology to engineering, procurement, fabrication, construction and final commissioning.

Joining our two companies will enable each of us to capitalize on the other’s strengths and better respond to the growing demand for energy infrastructure around the world.

But just as important as the growth opportunities this presents from a business perspective is the impact of this acquisition on you as an employee.

I believe Shaw has the brightest and most talented employees in the world. Together, we have reached countless milestones, executed large-scale projects around the globe and delivered outstanding service to our customers.

By joining Shaw with CB&I, the opportunities will only continue to grow.

With a broad range of industries served and technical expertise, the combined company will be able to offer its employees more professional development with exposure to new career opportunities that provide Shaw employees and their families ongoing professional and personal success.

In recent weeks, I have spent time with Philip Asherman, CB&I’s CEO. I truly believe they are committed to growing Shaw’s business and ensuring our employees are integrated into the new company in the best possible way. I can assure you they highly value Shaw’s employees and believe you are a critical component of the future success of the combined company.

I know acquisitions can create a host of questions. My understanding is that CB&I envisions running our business fairly similar to how we run today. CB&I intends to operate Shaw as a core “bolt-on” business sector operating under the CB&I umbrella. Shaw is expected to continue to focus on its existing markets, and its managers will remain actively engaged in the management of the business.

Shaw’s board of directors and senior management carefully considered this opportunity. While Shaw has been growing in most of our business segments and has many future opportunities, we believe this agreement is in the best interest of both our shareholders and our employees and will provide even greater value to both.

Throughout the years, we have considered many strategic transactions. None of those proposals was as exciting to me and our board as this one or presented as many possibilities for our company and our employees.

Our shareholders will receive cash plus common stock of CB&I that will allow them to continue their involvement in both of our businesses.

Employee Video Script	2

This transition will take some time before the acquisition is final – likely toward the end of this year or shortly thereafter – as there are customary regulatory and shareholder approvals required.

We will keep you updated on the progress of the transaction throughout the next few months. In the meantime, it is critical that we remain on the path we are on and keep our company operating in the same manner we do today. After all, your performance is what attracted CB&I to Shaw.

I ask each of you to keep your focus on your work, your projects and our customers and continue providing the best service and capabilities possible.

I will commit to you to provide as timely and transparent communications.

I am very proud of the great company we have built together. Each of you has played an important role in Shaw, and I firmly believe you will continue to grow, prosper and add value as a vital part of the new CB&I organization.

Thank you for your support as always.

END

Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Chicago Bridge & Iron Company N.V. (“CB&I”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of The Shaw Group Inc. (“Shaw”) that also constitutes a prospectus of CB&I. CB&I and Shaw also plan to file other documents with the SEC regarding the proposed agreement. A definitive joint proxy statement/prospectus will be mailed to shareholders of Shaw. INVESTORS AND SECURITY HOLDERS OF SHAW ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about CB&I and Shaw, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CB&I will be available free of charge on CB&I’s internet website at www.cbi.com under the tab “Investor Relations” and then under the tab “SEC Documents” or by contacting CB&I’s Investor Relations Department at 832-513-1200. Copies of the documents filed with the SEC by Shaw will be available free of charge on Shaw’s internet website at www.shawgrp.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Shaw’s Investor Relations Department at 225-987-7372.

Participants in the Solicitation
CB&I, Shaw, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Shaw in connection with the proposed transaction. Information about the directors and executive officers of Shaw is set forth in Shaw’s proxy statement for its 2012 annual meeting of shareholders, which was filed with the SEC on December 15, 2011. Information about the directors and executive officers of CB&I is set forth in CB&I’s proxy statement for its 2012 annual meeting of shareholders, which was filed with the SEC on March 22, 2012. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements
Statements set forth in this communication that are not historical facts, including statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future accretion to earnings per share, future market demand, future benefits to shareholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing), the attributes of Shaw as a subsidiary of CB&I and whether and when the transactions contemplated by the merger agreement will be consummated, are forward-looking statements within the meaning of federal securities laws. The words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could” or other similar expressions are intended to identify forward-looking statements, which are generally not historical in nature. These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the companies’ control, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements.

Employee Video Script	3

These risks and uncertainties include, but are not limited to: the failure of the shareholders of CB&I or the shareholders of Shaw to approve the merger; the risk that the conditions to the closing of the merger are not satisfied; the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; uncertainties as to the timing of the merger; competitive responses to the proposed merger; costs and difficulties related to the integration of Shaw’s businesses and operations with CB&I’s business and operations; the inability to or delay in obtaining cost savings and synergies from the merger; unexpected costs, charges or expenses resulting from the merger; litigation relating to the merger; the inability to retain key personnel; and any changes in general economic and/or industry specific conditions.

Shaw and CB&I caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Shaw’s and CB&I’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Shaw, CB&I, the proposed transaction or other matters and attributable to Shaw or CB&I or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Shaw nor CB&I undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Employee Video Script	4

Filed by The Shaw Group Inc.Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: The Shaw Group Inc.
Commission File No.: 001-12227

Manager Talking Points
Shaw Signs Agreement to be Acquired by CB&I
July 30, 2012

●	Earlier today, Shaw and CB&I announced that CB&I will acquire Shaw.

●	The combination of CB&I and Shaw will create one of the world’s largest engineering and construction companies focused on the global energy industry.

●
CB&I is a well-recognized player in the oil and gas business. CB&I is one of the world’s leading engineering, procurement and construction companies and a major process technology licensor. They provide a comprehensive range of solutions to customers in the energy and natural resource industries.

●
With approximately 50,000 employees combined, the new organization will be able to provide clients with a full range of complementary services across the entire energy spectrum, from proprietary technology to engineering, procurement, fabrication, construction and final commissioning.

●	Shaw and CB&I are complementary businesses.

●	CB&I highly values Shaw’s employees and believes they are a critical component of the future success of the combined company.

●	Between now and the transaction closing, it is imperative for us to maintain our focus on our current projects and customers. Our company will continue to operate in the same manner we do today.

●
CB&I is excited to add our talent and experience to their growing business. They highly value Shaw’s employees and believe our employees are a critical component of the future success of the combined company.

●
CB&I plans to operate Shaw as a business sector under the brand name CB&I Shaw. This will enable the company to retain Shaw’s brand equity, and it will allow the combined organization to capitalize on the resources, capacity and best practices from each group for the benefit of all stakeholders.

●	Shaw is expected to continue to focus on its existing markets, and its managers will remain actively engaged in the management of the business.

●	This transition will take some time as there are regulatory and shareholder approvals required. The transaction currently is expected to close during the first calendar quarter of 2013.

●
We will keep you updated on the progress of the transaction throughout the next few months. In the meantime, it is critical we remain on the path we are on and keep our company operating in the same manner we do today.

●	We should all keep our focus on our work, our projects and our customers and continue providing the best service and capabilities possible.

Manager Talking Points	1

●	Thank you for everything you do – keep up the great work.

Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Chicago Bridge & Iron Company N.V. (“CB&I”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of The Shaw Group Inc. (“Shaw”) that also constitutes a prospectus of CB&I. CB&I and Shaw also plan to file other documents with the SEC regarding the proposed agreement. A definitive joint proxy statement/prospectus will be mailed to shareholders of Shaw. INVESTORS AND SECURITY HOLDERS OF SHAW ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about CB&I and Shaw, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CB&I will be available free of charge on CB&I’s internet website at www.cbi.com under the tab “Investor Relations” and then under the tab “SEC Documents” or by contacting CB&I’s Investor Relations Department at 832-513-1200. Copies of the documents filed with the SEC by Shaw will be available free of charge on Shaw’s internet website at www.shawgrp.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Shaw’s Investor Relations Department at 225-987-7372.

Participants in the Solicitation
CB&I, Shaw, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Shaw in connection with the proposed transaction. Information about the directors and executive officers of Shaw is set forth in Shaw’s proxy statement for its 2012 annual meeting of shareholders, which was filed with the SEC on December 15, 2011. Information about the directors and executive officers of CB&I is set forth in CB&I’s proxy statement for its 2012 annual meeting of shareholders, which was filed with the SEC on March 22, 2012. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements
Statements set forth in this communication that are not historical facts, including statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future accretion to earnings per share, future market demand, future benefits to shareholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing), the attributes of Shaw as a subsidiary of CB&I and whether and when the transactions contemplated by the merger agreement will be consummated, are forward-looking statements within the meaning of federal securities laws. The words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could” or other similar expressions are intended to identify forward-looking statements, which are generally not historical in nature. These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the companies’ control, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements.

These risks and uncertainties include, but are not limited to: the failure of the shareholders of CB&I or the shareholders of Shaw to approve the merger; the risk that the conditions to the closing of the merger are not satisfied; the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; uncertainties as to the timing of the merger; competitive responses to the proposed merger; costs and difficulties related to the integration of Shaw’s businesses and operations with CB&I’s business and operations; the inability to or delay in obtaining cost savings and synergies from the merger; unexpected costs, charges or expenses resulting from the merger; litigation relating to the merger; the inability to retain key personnel; and any changes in general economic and/or industry specific conditions.

Shaw and CB&I caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Shaw’s and CB&I’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Shaw, CB&I, the proposed transaction or other matters and attributable to Shaw or CB&I or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Shaw nor CB&I undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Manager Talking Points	2

Filed by The Shaw Group Inc.Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: The Shaw Group Inc. Commission File
No.: 001-12227

External Stakeholder Talking Points
Shaw Signs Agreement to be Acquired by CB&I
July 30, 2012

●	Earlier today, Shaw and CB&I announced that CB&I will acquire Shaw.

●	The combination of our two companies will create one of the world’s largest engineering and construction companies focused on the global energy industry.

●
CB&I is a well-recognized player in the oil and gas business. CB&I is one of the world’s leading engineering, procurement and construction companies and a major process technology licensor. They provide a comprehensive range of solutions to customers in the energy and natural resource industries.

●
With approximately 50,000 employees combined, the new organization will be able to provide clients with a full range of complementary services across the entire energy spectrum, from proprietary technology to engineering, procurement, fabrication, construction and final commissioning.

●
Each company has services that are complementary. Shaw’s leadership position in the power, environmental and infrastructure industries will complement CB&I’s current business and allow both companies to provide extended services and offerings to our customers.

●
CB&I is excited to add our talent and experience to their growing business. They highly value Shaw’s employees and believe our employees are a critical component of the future success of the combined company.

●	Although there may be some changes that take place, our understanding is that CB&I envisions running our business fairly similar to how we operate today.

●
CB&I plans to operate Shaw as a business sector under the brand name CB&I Shaw. This will enable the company to retain Shaw’s brand equity, and it will allow the combined organization to capitalize on the resources, capacity and best practices from each group for the benefit of all stakeholders.

●
This transition will take some time as there are regulatory and shareholder approvals required. The transaction currently is expected to close during the first calendar quarter of 2013. Our business will continue to operate as it always has during that transition period. We will continue to work in the normal course of business on all projects with the same current customer and vendor contacts.

●	We believe this acquisition is in the best interest of our shareholders, customers, employees and partners and will allow us to continue providing exceptional service to all of our stakeholders.

●	We appreciate your support. Please do not hesitate to contact me with any questions you have during this process.

External Stakeholder Talking Points	1

Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Chicago Bridge & Iron Company N.V. (“CB&I”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of The Shaw Group Inc. (“Shaw”) that also constitutes a prospectus of CB&I. CB&I and Shaw also plan to file other documents with the SEC regarding the proposed agreement. A definitive joint proxy statement/prospectus will be mailed to shareholders of Shaw. INVESTORS AND SECURITY HOLDERS OF SHAW ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about CB&I and Shaw, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CB&I will be available free of charge on CB&I’s internet website at www.cbi.com under the tab “Investor Relations” and then under the tab “SEC Documents” or by contacting CB&I’s Investor Relations Department at 832-513-1200. Copies of the documents filed with the SEC by Shaw will be available free of charge on Shaw’s internet website at www.shawgrp.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Shaw’s Investor Relations Department at 225-987-7372.

Participants in the Solicitation
CB&I, Shaw, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Shaw in connection with the proposed transaction. Information about the directors and executive officers of Shaw is set forth in Shaw’s proxy statement for its 2012 annual meeting of shareholders, which was filed with the SEC on December 15, 2011. Information about the directors and executive officers of CB&I is set forth in CB&I’s proxy statement for its 2012 annual meeting of shareholders, which was filed with the SEC on March 22, 2012. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements
Statements set forth in this communication that are not historical facts, including statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future accretion to earnings per share, future market demand, future benefits to shareholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing), the attributes of Shaw as a subsidiary of CB&I and whether and when the transactions contemplated by the merger agreement will be consummated, are forward-looking statements within the meaning of federal securities laws. The words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could” or other similar expressions are intended to identify forward-looking statements, which are generally not historical in nature. These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the companies’ control, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements.

These risks and uncertainties include, but are not limited to: the failure of the shareholders of CB&I or the shareholders of Shaw to approve the merger; the risk that the conditions to the closing of the merger are not satisfied; the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; uncertainties as to the timing of the merger; competitive responses to the proposed merger; costs and difficulties related to the integration of Shaw’s businesses and operations with CB&I’s business and operations; the inability to or delay in obtaining cost savings and synergies from the merger; unexpected costs, charges or expenses resulting from the merger; litigation relating to the merger; the inability to retain key personnel; and any changes in general economic and/or industry specific conditions.

Shaw and CB&I caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Shaw’s and CB&I’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Shaw, CB&I, the proposed transaction or other matters and attributable to Shaw or CB&I or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Shaw nor CB&I undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

External Stakeholder Talking Points	2

Filed by The Shaw Group Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: The Shaw Group Inc.
Commission File No.: 001-12227

July 30, 2012

Subject: Shaw to be Acquired by CB&I Dear Shaw Stakeholder:

This morning, we announced Shaw has signed an agreement to be acquired by CB&I. We believe this is an exciting opportunity and that the transaction will make our combined companies stronger and able to offer more services to our customers.

The combination of Shaw and CB&I will create one of the world’s largest engineering and construction companies focused on the global energy industry. CB&I is a leading engineering, procurement and construction companies and a major process technology licensor. They provide a comprehensive range of solutions to customers in the energy and natural resource industries.

Each company has services that are complementary. Shaw’s leadership position in the power, environmental and infrastructure industries will complement CB&I’s current business and allow both companies to provide extended services and offerings to our customers.

This transition will take some time as there are regulatory and shareholder approvals required. The transaction currently is expected to close during the first calendar quarter of 2013. During that transition period, Shaw will continue to operate in the normal course of business on all projects with the same customer and vendor contacts.

We appreciate your support. Please do not hesitate to contact us with any questions you have during this process.

Sincerely,

J.M Bernhard Jr.

Chairman, President and Chief Executive Officer
The Shaw Group Inc.®

Important Information For Investors And Shareholders

4171 ESSEN LANE, BATON ROUGE, LA 70809 THE SHAW GROUP INC.®

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Chicago Bridge & Iron Company N.V. (“CB&I”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of The Shaw Group Inc. (“Shaw”) that also constitutes a prospectus of CB&I. CB&I and Shaw also plan to file other documents with the SEC regarding the proposed agreement. A definitive joint proxy statement/prospectus will be mailed to shareholders of Shaw. INVESTORS AND SECURITY HOLDERS OF SHAW ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about CB&I and Shaw, once such documents are filed with the SEC, through the website maintained by the SEC at httpi/www.sec.gov. Copies of the documents filed with the SEC by CB&I will be available free of charge on CB&I’s internet website at www.cbi.com under the tab “Investor Relations” and then under the tab “SEC Documents” or by contacting CB&I’s Investor Relations Department at 832-513-1200. Copies of the documents filed with the SEC by Shaw will be available free of charge on Shaw’s internet website at www.shawgrp.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Shaw’s Investor Relations Department at 225-987-7372.

Participants in the Solicitation

CB&I, Shaw, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Shaw in connection with the proposed transaction. Information about the directors and executive officers of Shaw is set forth in Shaw’s proxy statement for its 2012 annual meeting of shareholders, which was filed with the SEC on December 15, 2011. Information about the directors and executive officers of CB&I is set forth in CB&I’s proxy statement for its 2012 annual meeting of shareholders, which was filed with the SEC on March 22, 2012. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Statements set forth in this communication that are not historical facts, including statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future accretion to earnings per share, future market demand, future benefits to shareholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing), the attributes of Shaw as a subsidiary of CB&I and whether and when the transactions contemplated by the merger agreement will be consummated, are forward-looking statements within the meaning of federal securities laws. The words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could” or other similar expressions are intended to identify forward-looking statements, which are generally not historical in nature. These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the companies’ control, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements.

These risks and uncertainties include, but are not limited to: the failure of the shareholders of CB&I or the shareholders of Shaw to approve the merger; the risk that the conditions to the closing of the merger are not satisfied; the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; uncertainties as to the timing of the merger; competitive responses to the proposed merger; costs and difficulties related to the integration of Shaw’s businesses and operations with CB&I’s business and operations; the inability to or delay in obtaining cost savings and synergies from the merger; unexpected costs, charges or expenses resulting from the merger; litigation relating to the merger; the inability to retain key personnel; and any changes in general economic and/or industry specific conditions.
Shaw and CB&I caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Shaw’s and CB&I’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Shaw, CB&I, the proposed transaction or other matters and attributable to Shaw or CB&I or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Shaw nor CB&I undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.